Code of Business Conduct and Ethics

Alamos Gold Inc. (“Alamos” or the “Company”) is committed to:
a.honest and ethical conduct;
b.full, fair, accurate, timely and understandable disclosure in the Company’s public reports and communications; and
c.compliance with applicable governmental laws, rules and regulations and stock exchange rules.
Accordingly, the Company’s Board of Directors (the “Board”) has developed and adopted this Code of Business Conduct and Ethics applicable to all directors, officers, employees and consultants who regularly provide ongoing services to the Company (“consultants”), with the goal of promoting the highest moral, legal and ethical standards and conduct within the Company. Compliance with this Code and high standards of business conduct is mandatory for every Alamos director, officer, employee and consultant. Your cooperation is necessary to maintain our reputation with our shareholders, business partners, prospective investors and other stakeholders for honesty and integrity, which is key to the continued success of our business.
1.Introduction
This Code is not intended to be a comprehensive guide to all of our policies or to all of your responsibilities under law or regulation. It provides general parameters to help you resolve the ethical and legal issues you encounter in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed. You must not assume that questionable activities not explicitly covered by or specifically prohibited by this Code are permissible.
We expect each of our directors, officers, employees and consultants to read and become familiar with the ethical standards described in this Code and, if requested by the Company, to affirm his or her agreement to adhere to these standards by signing the Compliance Certificate that appears at the end of this Code and confirming such agreement on an annual basis. Violations of this Code, our other corporate policies or the law may lead to disciplinary action, including dismissal.
2.Honest and Ethical Conduct
We place the highest value on the integrity of our directors, our officers, our employees and our consultants and demand this level of integrity in all our dealings. We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.
a.Fair Dealing
Directors, officers, employees and consultants are required to deal honestly and fairly with each other, our suppliers, competitors, shareholders and other third parties. In our dealings with these parties, we:

i.prohibit bribes, kickbacks and any other form of improper payment, direct or indirect, to any representative of a government, labor union, supplier or other business partner in order to obtain a contract, some other commercial benefit or government action;
ii.prohibit our directors, officers, employees and consultants from accepting any bribe, kickback or improper payment from anyone;
iii.require clear and precise communication in our contracts, our advertising, our literature, and our other public statements and seek to eliminate misstatement of fact, material omissions or misleading impressions; and
iv.prohibit our representatives from otherwise taking unfair advantage of our suppliers, competitors or other third parties, through manipulation, concealment, abuse of privileged information or any other unfair-dealing practice.
We intend that the Company’s business practices will be compatible with the economic and social priorities of each location in which we operate, provided that honesty and integrity must always characterize our business activity. If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code.
b.Conflicts of Interest and Corporate Opportunities
Our directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest (i.e., any situation where that individual’s private interest or personal gain interferes or appears to interfere with that person’s performance in the best interests of Alamos), except as otherwise permitted under this Code. Unless specific permission has been provided by the Chair of the Audit Committee, no officer or employee shall:
i.be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that:
1.competes with Alamos; or
2.supplies products or services to Alamos;
ii.have any financial interest, or have immediate relatives who have any financial interest, including significant share ownership, in any entity with which we do business that might create or give the appearance of a conflict of interest;
iii.seek or accept any personal loan or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;
iv.stake mineral claims or acquire mineral properties in their own interest or in the interest of any syndicate not owned, controlled or directed by Alamos within 15 kilometers of any of Alamos’s mineral properties;
v.use Alamos’s property for any activities not associated with the discharge of official duties without prior authorization from their administrative superior or the Chair of the Audit Committee;

vi.be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the officer’s or employee’s responsibilities to us;
vii.demand, accept or offer to accept from a person or company having dealings with Alamos, a commission, reward, advantage or benefit of any kind, directly or indirectly, except for casual benefits such as hospitality or small gift items within normal and reasonable expressions of business courtesy;
viii.accept any personal loan or guarantee of obligations from Alamos, except to the extent such arrangements are legally permissible and approved in advance by the Chair of the Audit Committee; or
ix.in the performance of their duties, accord or influence others to accord preferential treatment to immediate family members, which includes spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives, or to organizations in which they or their family members have any interest.
Unless specific permission has been provided by the Chair of the Audit Committee, no director or consultant shall:
i.stake mineral claims or acquire mineral properties in their own interest or in the interest of any syndicate not owned, controlled or directed by Alamos within 15 kilometers of any of Alamos’s mineral properties;
ii.use Alamos’s property for any activities not associated with the discharge of official duties without prior authorization from their administrative superior or the Chair of the Audit Committee;
iii.demand, accept or offer to accept from a person or company having dealings with Alamos, a commission, reward, advantage or benefit of any kind, directly or indirectly, except for casual benefits such as hospitality or small gift items within normal and reasonable expressions of business courtesy;
iv.accept any personal loan or guarantee of obligations from Alamos, except to the extent such arrangements are legally permissible and approved in advance by the Chair of the Audit Committee; or
v.in the performance of their duties, accord or influence others to accord preferential treatment to immediate family members, which includes spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives, or to organizations in which they or their family members have any interest.
Directors, officers, employees and any consultants engaged on an exclusive basis must notify the Chair of the Audit Committee of the existence of any actual or potential conflict of interest for the purpose of developing a means for the ethical handling of that situation.
c.Confidentiality and Corporate Assets
Nothing in this Code precludes, or purports to preclude, any director, officer, employee or consultant from: (i) providing information to a recognized self-regulatory organization or law enforcement agency, whether or not that information would otherwise be considered confidential, where the director, officer, employee or consultant reasonably believes that the information is about an action of the Company (whether it has occurred, is ongoing or is about to occur) that is contrary to applicable securities laws or a by-law or other regulatory instrument of a recognized self-regulatory agency or law enforcement agency; or (ii) cooperating, testifying or otherwise assisting or expressing an intention to cooperate, testify or otherwise assist in an investigation by a securities commission, recognized self-regulatory organization, law enforcement agency, recognized tribunal or in a judicial proceeding in respect of an action in (i).
Our directors, officers, employees and consultants are entrusted with our confidential information and with the confidential information of our suppliers or other business partners. This information may include (1) technical or scientific information about current and future projects, (2) business opportunities or projections, (3) earnings and other internal financial data, (4) personnel information, and (5) other non-public information that, if disclosed, might have a material impact on the market value of Alamos’s securities, be of use to our competitors, or harmful to our suppliers or other business partners. This information is our property, or the property of our suppliers or other business partners and in many cases was developed at great expense. Our directors, officers, employees and consultants shall:
i.not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;
ii.use confidential information only for our legitimate business purposes and not for personal gain;
iii.not disclose confidential information to third parties; and
iv.continue to comply with the above obligations after leaving the Company.
All directors, officers, employees and consultants shall also endeavour to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation. The use of Alamos’s property or resources for any personal benefit or the personal benefit of anyone else, including internet, email, and voicemail services, which should be used only for business related activities, and which may be monitored by Alamos at any time without notice, is prohibited.
d.Personal Information
Employees who collect personal information from other employees or third parties on behalf of the Company must do so in a lawful, ethical and non-intrusive manner and must inform the individual involved in advance of the purpose for which information is being collected. Employees must take appropriate steps to ensure that all personal information collected is accurate and is retained for no longer than necessary.
Employees must maintain the confidentiality of all personal information held by the Company. Employees must not disclose such personal information to other employees unless it is reasonably required by them to perform their jobs. Employees must not disclose such personal information to third parties unless required by applicable law or regulation (and then only to the extent required) or unless the informed consent of the relevant individual has been obtained.

3.Full, Fair, Accurate, Timely and Understandable Disclosure
We are committed to providing our shareholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that we file with the Canadian provincial securities regulators and, if applicable, the United States Securities and Exchange Commission. To this end, our directors, officers, employees and consultants shall:
i.not make false or misleading entries in our books and records;
ii.not condone any undisclosed or unrecorded bank accounts or assets established for any purpose;
iii.comply with generally accepted accounting principles and adhere to both the form and spirit of technical and ethical accounting standards;
iv.notify the Chair of the Audit Committee if there is a significant unreported transaction;
v.maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded and that the potential loss, theft or misuse of Company assets is minimized or prevented;
vi.maintain books and records that accurately and fairly reflect our transactions;
vii.maintain a system of internal controls that will provide reasonable assurances to our management that material information about Alamos is made known to management, particularly during the periods in which our periodic reports are being prepared;
viii.present information in a clear and orderly manner;
ix.provide full reporting of facts, professional judgments and opinions, whether favourable or unfavourable; and
x.comply with the Company’s Disclosure Policy.
a.Financial Books and Records
All financial and other transactions involving or affecting the Company must be properly authorized and approved and fully and accurately recorded in the financial books and records of the Company in accordance with applicable laws and regulations, the controls and procedures of the Company, generally accepted accounting principles, and the highest standards of integrity.
Employees responsible for establishing and managing the financial reporting systems of the Company (“Finance Employees”) must ensure that:
i.all business transactions are properly authorized;
ii.all records fairly and accurately reflect the transactions or occurrences to which they relate;
iii.all records fairly and accurately reflect in reasonable detail the assets, liabilities, revenues and expenditures of the Company;
iv.the accounting records do not contain any false or intentionally misleading entries;

v.no transactions are intentionally misclassified as to accounts, departments or accounting periods; and
vi.all transactions are supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.
Officers responsible for establishing and managing the financial reporting systems of the Company must establish and maintain procedures to:
i.educate Finance Employees about, and monitor their compliance with, applicable laws and regulations;
ii.identify any possible violations of applicable laws and regulations and report them to the Audit Committee;
iii.encourage and reward professional integrity;
iv.eliminate any pressure to achieve specific financial results by altering records and other entries, misapplying accounting principles, or entering into transactions that are designed to circumvent accounting controls or otherwise disguise the true nature of the transaction; and
v.encourage Finance Employees to report deviations from accounting practices and procedures.
Employees must protect the financial books and records of the Company from destruction or tampering and must not conceal information relating to the Company from management, the auditors or the legal advisors of the Company.
Questions related to the financial books and records of the Company should be referred to the Chief Financial Officer of the Company or the Chair of the Audit Committee.
4.Compliance With Laws, Rules and Regulations
We will comply with all laws and governmental regulations that are applicable to our activities within the jurisdictions in which we operate, and expect all our directors, officers, employees and consultants to obey the law. Specifically, we are committed to:
i.conducting our activities in compliance with all applicable safety and environmental laws;
ii.promoting a workplace that is free from discrimination, intimidation, or harassment of, or by, employees on the basis of race, gender, age, marital status, national origin, religious beliefs, sexual orientation, disability or on the basis of any other personal characteristics protected by law;
iii.supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;
iv.prohibiting any illegal payments, gifts, or gratuities to any government official or political party; and
v.complying with all applicable securities laws, including financial reporting requirements.

a.Health and Safety
The Company is committed to providing a safe, healthy and productive work environment, and to promoting safe and productive work practices throughout its operations. Employees must comply with all occupational health and safety laws, regulations and rules applicable to the business and operations of the Company. Employees have a responsibility to promote health and safety in the workplace and must report or correct dangerous conditions immediately so that workplace accidents are minimized.
In order to protect the safety of all employees, employees must report to work in condition to perform their duties and free from the influence of any substance that could prevent them from conducting work activities safely and effectively. The use of illegal drugs in the workplace is prohibited.
b.Discrimination and Harassment
The Company does not permit discrimination, intimidation, or harassment of, or by, employees on the basis of race, gender, age, marital status, national origin, religious beliefs, sexual orientation, disability or on the basis of any other personal characteristics protected by law. Employees are entitled to freedom from all forms of personal harassment, whether verbal, physical or visual. They are also entitled to have their dignity honoured and their rights protected.
Discrimination is not permitted in the Company or any part of the employment relationship, including recruitment, promotion, training, opportunities, salary, benefits and terminations. Employees must promote and maintain an environment that encourages personal respect and mutual trust. Employees are encouraged to speak out when a co-worker’s conduct makes them uncomfortable and to report harassment when it occurs.
c.Use of E-Mail and Internet Services
E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit material or jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment. Also remember that “flooding” our systems with junk mail and trivia hampers the ability of our systems to handle legitimate Company business and is prohibited.
Employees should not download copyrighted materials, should not copy material that is not licensed to the Company and should follow the terms of a license when using material that is licensed to the Company. No changes should be made to licensed materials without the prior consent of the Company. In addition, employees are discouraged from downloading games and screensavers, as these are common sources of viruses.
Your messages (including voice mail) and computer information are considered the Company’s property and you should not have any expectation of privacy. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

d.Political Activities and Contributions
Employees may participate in political activities as long as they do not do so on Company time and do not use the financial or other resources of the Company, such as telephones, computers or supplies.
We may occasionally express our views on local and national issues that affect our operations. In such cases, Company funds and resources may be used, but only when permitted by law and by our strict guidelines. The Company may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. No employee may make or commit to political contributions on behalf of the Company without the approval of senior management.
e.Gifts and Entertainment
Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services. In some cultures they play an important role in business relationships. However, a problem may arise when such courtesies compromise - or appear to compromise – our ability to make objective and fair business decisions.
Offering, soliciting or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons. No gift or entertainment should ever be offered, given, provided or accepted by any director or employee of the Company, or by any family member of a director or employee, unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, (5) does not violate any applicable laws or regulations and (6) does not violate Company policies governing anti-corruption and bribery. Please discuss with your supervisor any gifts or proposed gifts if you are uncertain whether they are appropriate.
f.Insider Trading
Employees and directors are prohibited from buying or selling securities of the Company, or securities of a corporation in a “special relationship” with the Company, while in possession of material information concerning the Company or the special relationship corporation that has not been generally disclosed. Employees and directors are also prohibited from disclosing such material information to third parties (i.e. “tipping”) except in the necessary course of business. These prohibitions on trading also apply to any persons to whom employees or directors disclose such material information (for eg. immediate family members, agents and advisors of the Company).
A corporation is in a “special relationship” with the Company if the Company owns, directly or indirectly, 10% or more of the shares of the corporation or the Company is proposing to make a take-over bid for the corporation, effect a reorganization, amalgamation, merger or similar business combination with the corporation or acquire a substantial interest in the corporation or its property.
Securities legislation in Canada and the United States provides for criminal and civil liability for persons who engage in illegal insider trading or illegal transmission of undisclosed material information relating to the Company. These sanctions are intended to ensure that no one who is in possession of or has knowledge of undisclosed material information takes advantage of such information through trading in securities of the Company.

Employees and directors also must comply with any further share trading directives issued by the Company and the Company’s Insider Trading Policy.
5.Administration
Our Board and Audit Committee have established the standards of business conduct contained in this Code and oversee compliance with this Code. Additionally, we have designated the Chair of the Audit Committee to ensure adherence to the Code.
The Company will educate new directors, officers, employees, and consultants about the matters contemplated by this Code and on an on-going basis, will ensure that all directors, officers, employees, and consultants are aware of their obligations to comply with the Code.
a.Waivers
A request for a waiver with respect to a particular provision of the Code must be made to the Chief Financial Officer of the Company at the address set out below, unless it involves a director or officer of the Company. Any waiver of the Code with respect to directors and officers of the Company may only be granted by the Audit Committee (or the Board if the potential conflict involves the Chair of the Audit Committee), and requests for such waivers should be made to the Chair of the Audit Committee at the address set out below.
•Chief Financial Officer of Alamos Gold Inc.
“Personal and Confidential”
181 Bay Street, Suite 3910
Toronto, Ontario M5J 2T3
Canada
Or by email to notice@alamosgold.com which will be concurrently delivered to the Chief Financial Officer and the General Counsel of the Company.
•Chair of Alamos Gold Inc.’s Audit Committee
“Personal and Confidential”
181 Bay Street, Suite 3910
Toronto, Ontario M5J 2T3
Canada

b.Reporting Violations and Questions
Directors, officers, employees and consultants are strongly encouraged to report in writing, any known or suspected violations of laws, governmental regulations or this Code to the Chair of the Audit Committee of our Board (see “Receipt of Complaints” below). Additionally, directors, officers, employees and consultants may contact the Chair of the Audit Committee with a question or concern about this Code, accounting or auditing matters or a business practice (see “Receipt of Complaints” below). Any questions or violation reports will be addressed immediately and seriously, and can be made anonymously. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution. This reporting policy is intended to encourage and enable employees and others to raise serious concerns within the Company so that they may be dealt with swiftly and confidentially. However, it is not required to first make a complaint through the Company’s reporting policy prior to making a complaint to a recognized self-regulatory organization or law enforcement agency and nothing in this reporting policy prohibits, or is intended to prohibit, any individual from making a report to a recognized self-regulatory organization or law enforcement agency pursuant to such organization’s or agency’s procedures for doing so.
Where a complaint is made to Alamos directly in accordance with the Company’s reporting policy, the Chair of the Audit Committee or his/her designee will investigate any reported violations. The Chair of the Audit Committee or his/her designee will have sole responsibility to judge whether there has been a violation of the Company’s Code of Business Conduct and Ethics and, if warranted, will determine an appropriate response, including corrective action and preventative measures, involving the Chair of the Audit Committee or Chief Executive Officer when required. All reports will be treated confidentially to every extent possible. We will not allow any retaliation against a director, officer, employee or consultant who acts in good faith in reporting any violation.
c.Consequences of a Violation
Directors, officers, employees and consultants that are determined to have violated any laws, governmental regulations or this Code will face appropriate, case-specific disciplinary action, which may include demotion, re-assignment, suspension with or without pay or immediate termination.
d.Receipt of Complaints
In order to facilitate the reporting of employee complaints, the Company's Audit Committee has established the following procedures for:
i.the receipt, retention and treatment of complaints regarding any known or suspected violations of laws, governmental regulations or this Code (“Code of Conduct Matters”) and
ii.the confidential anonymous submission by directors, officers, employees and consultants of complaints.
Directors, officers, employees and consultants with concerns regarding Code of Conduct Matters may report their concerns or complaints on a confidential, anonymous basis in writing directly to the Chair of the Audit Committee (the “Investigating Officer”).
The complaint should be in writing so as to assure a clear understanding of the issues raised. The complaint should be factual rather than speculative, and should contain as much specific information as possible to allow for proper assessment. The complaint describing an alleged violation or concern should be candid and set forth all the information that the person knows regarding the allegation or concern. In addition, all complaints must contain sufficient corroborating information to support the commencement of an investigation. The Company may, in its reasonable discretion, determine not to commence an investigation, if a compliant contains only unspecified or broad allegations of wrongdoing and without appropriate information support.
Directors, officers, employees and consultants with concerns or complaints regarding Code of Conduct Matters or suggestions and ideas for process improvements may report such concerns, complaints, suggestions or ideas on a confidential and anonymous basis to the Chair of the Audit Committee at:
•Online through our secure website at www.alamosgold.ethicspoint.com (in English, Spanish or Turkish)
OR

•By phone through our dedicated toll-free numbers (in English, Spanish or Turkish):
■ 1-866-553-3142 (Canada and in the United States)
■ 001-844-358-0110 (Mexico)
■ Access Code: 0811-288-0001, Toll-Free #: 844-637-6755 (Turkey)
e.Treatment of Complaints
Upon receipt of the complaint by the Chair of the Audit Committee, the Investigating Officer shall make a determination, in his or her reasonable judgment, whether a reasonable basis exists for commencing an investigation into the complaint. To assist in making this determination, the Investigating Officer may conduct an initial, informal inquiry. At the request of the Investigating Officer, other parties may become involved in the inquiry based on their oversight responsibility or expertise.
To the extent possible, all complaints will be handled in a confidential manner. In no event should information concerning the complaint be released to persons without a specific need to know. Investigation of complaints should be prompt. The determination by the Investigating Officer will be communicated to the director, officer or employee who brought the complaint, unless anonymous, to the Audit Committee and to relevant management, as appropriate.
Upon making a determination to recommend a formal investigation, the Investigating Officer will promptly notify the members of the Audit Committee. The Audit Committee will then determine, in its reasonable judgment, whether a reasonable basis exists for commencing a formal investigation into the complaint. If the Audit Committee makes such a determination, then it shall instruct the Investigating Officer to proceed with a formal investigation. The Investigating Officer shall oversee all investigations under the authority of the Audit Committee. The Audit Committee shall ensure coordination of each investigation and shall have overall responsibility for implementation of this policy. The Audit Committee shall have the authority to retain outside legal or accounting expertise in any investigation, as it deems necessary to conduct the investigation in accordance with its charter and this policy.
At each meeting of the Audit Committee, the Chair shall prepare a report to the Audit Committee stating the nature of each complaint submitted during the quarter, if any, immediately preceding the meeting of the Audit Committee, whether or not the complaint resulted in the commencement of a formal investigation, and the status of each investigation.
f.Corrective Action
The Audit Committee, with the input of the Investigating Officer and the Company management, if requested, will determine the validity of a complaint and any corrective action, as appropriate. It is the responsibility of the Audit Committee to report to the full Board and to Company management any non-compliance with legal and regulatory requirements and to assure that management takes corrective action including, where appropriate, reporting any violation to the relevant governmental or regulatory authorities. Directors, officers, employees and consultants that are found to have knowingly violated any laws, governmental regulations or Company policies will face appropriate, case specific disciplinary action.

g.Protection of Employees/Consultants
The Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any director, officer, employee or consultant in the terms and conditions of employment or service based upon any lawful actions of such director, officer, employee or consultant with respect to good faith reporting of complaints regarding Code of Conduct Matters. In addition, an employee who retaliates against someone who has made such a complaint is subject to discipline up to and including termination of employment.
h.Unsubstantiated Allegations
If a director, officer, employee or consultant makes a complaint in good faith pursuant to this policy and any facts alleged are not confirmed by subsequent investigation, no action will be taken against the director, officer, employee or consultant making the complaint. In making a complaint, a director, officer, employee or consultant should exercise due care to ensure the accuracy of the information disclosed. If after investigation a matter raised under this procedure is found to be without substance and to have been made not in good faith but for malicious or frivolous reasons, the director, officer, employee or consultant making the complaint could be subject to disciplinary action.
Where alleged facts disclosed pursuant to this policy are not substantiated, the conclusions of the investigation will be made known both to the person who made the complaint and to the person(s) against whom any allegation was made in the complaint. The finding that the allegations were not substantiated will be made a part of the record.
i.Retention of Complaints and Documents
At the direction of the Audit Committee, the Chair of the Audit Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution. All complaints submitted regarding alleged violations or concerns will remain confidential to the extent practicable. In addition, all written statements, along with the results of any investigations relating thereto, shall be retained by the Company for a minimum of three years.

Dated: February 20, 2024